# Offering Statement for CarCarePro, Inc.

## ("CarCarePro, Inc.," "we," "our," or the "Company")

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All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

**Paul Riss:** paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# The Company

1. **What is the name of the issuer?**

   CarCarePro, Inc.

   1290 Gresham Rd
   #9201
   Marietta, GA 30065

# Eligibility

2. **The following are true for CarCarePro, Inc. :**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

# Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   *Name*
   Todd Cripe

   *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 02/20/2023 | Present | CarCarePro, Inc. | Chairman |
| 11/21/2021 | Present | Blue Eclipse, LLC dba BlueConnect Automotive | Cofounder and CRO |
| 10/15/2012 | Present | Kenyan Outreach, Inc. | Chairman |
| 05/14/2016 | 05/20/2022 | CBBC LLC | President |
| 10/29/2019 | 01/01/2023 | RH Events and Promotions | VP Development |

Todd Cripe, in addition to being an entrepreneur, has held a variety of executive-level positions in multiple industries. Position titles include: Chairman, President, Founder, Founding Member, Chief Revenue Officer, VP Sales and VP Marketing. Todd spent decades involved with emerging technology in the retail technology segment including a stint as Chairperson of the Emerging Technology Committee for the premier retail technology trade association. During much of that time he was continually exposed to emerging techniques and technology used to build relationships and loyalty between consumers and brands. Todd's experience in this area was instrumental in the design and functionality specifications for the automobile dealership component of the CarCarePro solution. Todd also believes that to those who are given much, much is expected. Accordingly, he continues to serve as Chairman of 501(c)3 charitable organization Kenyan Outreach, Inc. an organization that provides merit-based high school scholarships to orphans and other abandoned children in Africa. LinkedIn: https://www.linkedin.com/in/toddcripe/

*Name*
Craig Tieman

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 02/20/2023 | Present | CarCarePro, Incorporated | Cofounder/CTO |
| 08/15/2017 | Present | Blue Eclipse, LLC dba BlueConnect Automotive | Cofounder/CEO |
| 06/19/2014 | Present | Mobile Video Computing Solutions | Chief Engineer |

Craig Tieman is an entrepreneur, technical consultant and has held a variety of senior positions in the automotive industry, with titles which include: Founder, Chief Executive Officer, Chief Technology Officer, President, Chief Engineer, Engineering Manager and Marketing Manager. Craig's formal education includes a Bachelor's degree in Electrical Engineering from the University of Minnesota and a Master's degree in Manufacturing Management from Kettering. Craig has spent decades involved in product innovation, development and manufacturing while working at Delphi Automotive (now Aptiv). His numerous intellectual property contributions led to his admission into the prestigious Delphi Automotive Innovators Hall of Fame. He also led a team which developed one of Delphi's most successful safety products to prevent airbag-related deaths, the Passive Occupant Detection System. He also originated and led the development of the co-branded Delphi/Verizon Wireless OBD connected car system, Delphi Connect. He has over a dozen issued patents in multiple countries to his name which are assigned to BlueConnect Automotive. His innovations include the mobile app and dealer portal which are the core technologies powering CarCarePro. Craig is also an avid woodworker who enjoys building furniture and he believes in supporting those less fortunate, including sponsoring children in Africa for almost three decades through World Vision. LinkedIn: https://www.linkedin.com/in/craig-tieman-65893a8/

*Name*
Steve Dierckes

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
|---|---|---|---|
| 02/20/2023 | Present | CarCarePro, Incorporated | CFO/COO |
| 09/24/2020 | Present | Blue Eclipse, LLC dba BlueConnect Automotive | COO |
| 06/10/2022 | Present | FocusCFO | Principal |
| 05/17/2017 | Present | Inspire Business Experts | CFO |
| 09/21/2014 | Present | Surgirevolar | CXO |

Steve Dierckes is a financial, operations and IT executive who has broad experience in a variety of industries. He has held fractional and fulltime positions with most of the "C" titles including CFO, COO, and CXO. In addition to earning a Bachelor's degree in finance from Indiana University, Steve has multiple certifications including: CLSS (certified lean six sigma), CSM (certified scrum master), CAL-E (certified agile leadership – essentials) and is a former CPA. He is also part of the VisionTech Partners angel investment group. Steve is fond of saying that he works at the intersection of finance, operations and IT, helping companies de-mystify complexity and uncertainty, translating information to action, so they can get performing again. He sits on the CarCarePro Board of Directors, along with Craig and Todd and participates in weekly CarCarePro strategy meetings. Steve currently fills the dual roles of fractional CFO and fractional COO for the company. At an appropriate time, he will move into a fulltime CFO role for CarCarePro, Inc. LinkedIn: https://www.linkedin.com/in/stevedierckes/

# Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

## Todd Cripe

| | |
|---|---|
| **Securities:** | 3,400,000 |
| **Class:** | Common Stock |
| **Voting Power:** | 50.0% |

## Craig Tieman

| | |
|---|---|
| **Securities:** | 3,400,000 |
| **Class:** | Common Stock |
| **Voting Power:** | 50.0% |

# Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

CarCarePro, Incorporated Overview CarCarePro, Incorporated (CCP) provides a B2B SaaS solution for automobile dealership service departments and their car owner customers. The target market segment for CCP is the 16,000+ automobile dealerships in the United States that offer vehicle service and repair, although CCP also has a solid value proposition for the over 280,000 independent auto repair shops in the United States. Each dealership service department represents thousands of potential car owner subscriptions. There are over 250 million vehicles on the road in the United States and each vehicle represents a potential CCP subscription. CCP was created in early 2023 for the purpose of commercializing and monetizing a piece of software intellectual property built and owned by an IP holding company, BlueConnect Automotive (BCA). CCP has executed an exclusive, non-revokable software license with BCA for the IP. The software asset acquired includes a mobile application for both Android and Apple devices that informs car owners about what services are required for their specific vehicle at a specific time in order to maintain optimum performance and reliability. A detailed description of the software asset acquired from BCA is disclosed in the software license agreement between the two entities. To maximize the value of the mobile app CCP acquired from BCA, CCP is developing a web-based dealer "portal" component for the CCP solution designed for automobile dealership service departments. When completed, the combined dealer portal and car owner app is expected to provide what we believe to be the only loyalty, rewards and messaging solution on the market that is specifically designed for automobile service departments. CCP requires no hardware or software to be installed in a car owner's vehicle. CCP leverages the power of mobile devices to track miles driven then compares vehicle mileage with the manufacturer's recommended service regimen. Timely, personalized and relevant messages are sent to the vehicle owner, typically with call-to-action incentives, to advise the car owner about what services are required to maintain optimum vehicle reliability and performance. At the automobile dealer's option, gamification of vehicle status and/or gamification of customer status is available to allow vehicles and owners to be awarded increasingly higher status levels. For vehicles, the highest status level achievable is the coveted CPOV (certified pre-owned vehicle) status represented by a gold star or ribbon icon. CPOV status is a win-win for both car buyers and car sellers. Car buyers are comforted knowing they are buying a car that has been properly maintained, while car sellers are eligible to receive higher resale values for their well-maintained vehicles. CPOV is intended to be transferable when a vehicle is sold and the car buyer represents a new potential customer for the automobile dealership service department. For automobile dealership service customers, gamification includes dealer-defined status levels such as "preferred", while also allowing the dealer to award "points" to loyal service customers for desirable behavior. Points can be awarded for a variety of behaviors of the dealer's choosing including vehicle service, customer referrals, etc. Cumulated points may be redeemed by loyal service customers for whatever goods and services the dealer chooses to make available. CCP is offered in a B2B SaaS recurring revenue model. The automobile dealer purchases subscriptions from CCP, then offers the CCP mobile app for free to their valued customers. So long as the car owner brings their vehicle back to the dealership for service, the dealer will normally continue to pay CCP for the subscription and provide it to the loyal customer for free. Service and repair is very important to automobile dealers because 50% of their profits come from their service and repair business, but to date, repeat service business from loyal service customers has proven to be an elusive goal for most automobile dealerships. CCP business development and sales is planned to be accomplished through both direct and indirect channels. CCP has segmented responsibility for sales where the indirect channel is responsible for auto dealership groups with 25 locations or fewer and CCP's direct channel is responsible for auto dealer groups with 26 locations or more. The initial member of the indirect sales channel is Dealership Innovations who has a protected geographic territory of the Upper Midwest region. The three-member CCP executive team of Todd Cripe, Craig Tieman and Steve Dierckes is well-positioned for success and has few gaps in the skillset necessary to execute on the CarCarePro go-to-market plan. The founders of CCP, Craig Tieman and Todd Cripe, are two car guys with decades of hands-on expertise in automobile repair, loyalty programs and software development. Their combined resumes include multiple executive leadership roles in sales, marketing and engineering. The addition of Steve Dierckes to the executive team provides bench strength that CCP believes assures operational and financial excellence during the go-to-market phase of the company and beyond.

CarCarePro, Inc. currently has 3 employees.

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

*In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.*

*The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

*These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.*

7. **Material factors that make an investment in CarCarePro, Inc. speculative or risky:**

   1. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions
   2. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company.
   3. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.
   4. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify.
   5. No governmental agency has reviewed the Company's offering. No state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this offering.
   6. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
   7. The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and

to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

8. The failure to attract and retain key employees could hurt our business, and our management does not have extensive experience in the operation of businesses such as ours. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

9. We are highly dependent on the services of our founder. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if they fail to perform in their current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

10. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

11. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

12. You may only receive limited disclosure. While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

13. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the Company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the Company's employees, including its management. You should carefully review any disclosure regarding the Company's use of proceeds.

14. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

15. We may conduct future offerings of our common stock and pay debt obligations with our common stock which may diminish our investors' pro rata ownership and depress our stock price. We reserve the right to make future offers and sales, either public or private, of our securities, including shares of our common stock or securities convertible into common stock at prices differing from the price of the common stock previously issued. In the event that any such future sales of securities are affected or we use our common stock to pay principal or interest on our debt obligations, an investor's pro rata ownership interest may be reduced to the extent of any such future sales.

16. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to

our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

17. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

18. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

19. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

20. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

21. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

22. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

23. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

24. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

25. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

26. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

27. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

CarCarePro, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $400,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We anticipate spending 60-75% of the funds received from the offering to bring CarCarePro software to a status of "deployable solution". The two primary tasks required to bring the solution to deployable status are software development and testing. The software development project is outsourced to a third-party development firm and primarily focuses on the web-enabled "dealer portal" portion of the solution. Approximately 15% of the proceeds are designated for employee compensation and general & administrative expenses. We are planning on utilizing 10% of funds received for a market awareness campaign for automobile service departments. Approximately 7.5% of funds are held in reserve for any unexpected costs. If there are no unexpected costs, the funds will likely be used for marketing and business development needs.

9. **How does the issuer intend to use the proceeds of this offering?**

| Uses | If Target Offering Amount Sold | If Maximum Amount Sold |
| --- | --- | --- |
| Intermediary Fees | $490 | $19,600 |
| Compensation for managers | $1,250 | $50,000 |
| Software Development | $5,000 | $200,000 |
| Software Testing | $1,250 | $50,000 |
| General & Administrative Expenses | $250 | $10,000 |
| Marketing Expense | $1,000 | $40,000 |
| Reserved Funds | $760 | $30,400 |
| **Total Use of Proceeds** | **$10,000** | **$400,000** |

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and CarCarePro, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.40 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

## Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

## Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common Stock | 10,000,000 | 6,800,000 | Yes | |

## Options, Warrants and Other Rights

| Type | Description | Reserved Securities |
|---|---|---|
| Option Pool | | 1,700,000 |

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

None of the Company's existing debt is convertible into equity, and there are no warrants, options or other convertible instruments outstanding. The Company has reserved 1,700,000 shares of common stock for option grants, but has not yet granted any stock options.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and directors can be added or removed by shareholder vote. As minority owners, you are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the Company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the Company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has CarCarePro, Inc. conducted within the past three years?**

| | |
|---|---|
| **Date of Offering:** | 2023-06-30 |
| **Exemption:** | Section 4(a)(2) |
| **Securities Offered:** | Common Stock |
| **Amount Sold:** | $8,500 |
| **Use of Proceeds:** | Operational expenses. |

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

# Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The Company was organized on February 20, 2023, under the laws of Delaware. Our product is designed to provide a B2B SaaS solution for automobile dealership service departments and their car owner customers. The Company leverages the power of mobile devices to track miles driven and then compares vehicle mileage with the manufacturer's recommended service regimen. Timely, personalized, and relevant messages are sent to the vehicle owner, typically with call-to-action incentives, to advise the car owner about what services are required to maintain optimum vehicle reliability and performance. The Company was created in early 2023 for the purpose of commercializing and monetizing a piece of software built and owned by an intellectual property holding company, Blue Eclipse LLC dba BlueConnect Automotive ("Blue Eclipse"). The Company has executed an exclusive, non-revokable software license with Blue Eclipse for the intellectual property. The software asset acquired includes a mobile application for both Android and Apple devices that informs car owners about what services are required for their specific vehicle at a specific time in order to maintain optimum performance and reliability. The Company is required to pay to Blue Eclipse a royalty of $2.75 for each subscription of CarCarePro that the Company receives payment for. The royalty payments are due to Blue Eclipse within 60 days of the Company being paid by its end user customers. The license agreement terminates on December 31, 2028, or upon either party providing 90 days written notice to the other party. The Company has an option to buyout the ongoing royalty payments for a price that is the greater of $2 million or the product of 60 times the average monthly billing for the 3 full months preceding the buyout date. For the period from inception on February 17, 2023 to June 30, 2023, the Company recorded revenues of $0, cost of sales of $7,200 and operating expenses of $9,540, resulting in a net loss of $16,740. In July 2023, the Company's board of directors reduced the outstanding shares from 8 million to 6.8 million. With this raise CarCarePro, Incorporated plans to use funds primarily for software development, software testing, compensation for managers, marketing, and general and administrative fees.

# Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

    **CPA Review Report:**                       reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        **If Yes to any of the above, explain:**

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

CarCarePro, Inc. answers 'NO' to all of the above questions.

# Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following are the transcripts of the videos shown on the company's offering page: Video #1 CarCarePro. It's one of the best things to ever happen to a dealership's service department. In fact, this mobile app is designed to turn a dealership into a trusted service advisor. One who knows what and when services are required to ensure optimum vehicle performance and reliability. CarCarePro has been designed to track the mileage of the vehicle and match it up with the car manufacturer's recommended service schedule. This can allow the service department to send out timely, personalized messages letting the customer know what service they need. And it can make the customer aware of any deals the dealership is offering on that service. This consistent interaction establishes and encourages a long-term, highly-valued relationship based on customer trust and loyalty. CarCarePro also enables any dealer to implement a Certified Pre-owned Vehicle Program that awards a gold star status to vehicles that are known to have been properly taken care of. For the car owner, CarCarePro is designed to take the mystery out of car maintenance, they can earn points just like an airline reward program and it's free as long as they return to the dealership for service. For the dealer, CarCarePro may make the dealer a trusted service advisor. It's a win-win. For more information about CPOV programs visit our website at CCP4Cars.com Video #2 Todd: Hi. I'm Todd Cripe, one of the founders of CarCarePro. As you can see, I'm a car guy. This is a 1954 Chevy that I'm currently restoring. My partner Craig and I have combined our love of cars with our technology backgrounds to bring the CarCarePro solution to market. Our original vision for CarCarePro was to build a mobile app that helped car owners take the mystery and uncertainty out of vehicle maintenance. Once we build the app, we decided to make it even better by adding an automobile dealership component to the solution that allows dealerships to reward their loyal service customers. To our knowledge, there are currently no loyalty, rewards and messaging solutions designed for automobile service departments on the market. We aim to change that and provide a solution to the 16,000 automobile dealerships that transforms them into a trusted service advisor instead of just another auto repair shop.Craig, what would you like to add? Craig: Thanks Todd! Hi, I'm Craig Tieman and like my partner Todd, I've been a car guy working in the car industry for as long as I can remember. Our development team is hard at work producing the automobile dealer side of our solution, called the Dealer Portal. When it's completed, the Dealer Portal will allow the Automobile Dealer to send timely, relevant and personalized messages to their car owner customers. CarCarePro is also expected to allow car dealerships to start their certified pre-owned vehicle programs or to turbocharge their existing programs. We believe Certified pre-owned vehicles are a win win for everyone. Car owners may see higher resale values for their vehicles. Car buyers have a sense of comfort knowing that the vehicle they purchase has been properly taken care of. Even better, once earned, the certified pre-owned vehicle status is expected to be transferrable because the new owner can retain certified pre-owned status for their vehicle so long as they continue doing regular maintenance on it. Please visit our website at ccp4cars.com to learn more about CarCarePro. Thank you!

The following documents are being submitted as part of this offering:

**Governance:**

    **Certificate of Incorporation:**        certificateofincorporation.pdf

    **Corporate Bylaws:**        corporatebylaws.pdf

**Opportunity:**

    **Offering Page JPG:**        offeringpage.jpg

**Financials:**

    **Additional Information:**        otherfinancial.pdf

# Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://ccp4cars.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.